SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CORPORATE POLICY

PE 1050-00023-EN-TRANSACTIONS WITH RELATED PARTIES OF BRASKEM S.A. POLICY

Revision Number: 1.0| Date: 12/6/2018

Copyright Braskem. All rights reserved.

1.     OBJECTIVE

The objective of this Policy is to establish the rules and procedures to be observed in transactions between Braskem SA ("Braskem" or "Company") and its Subsidiaries on the one hand and Related Parties of Braskem ("Related Parties"), seeking to ensure that all Transactions with Related Parties ("Transactions with Related Parties") are performed with fairness and transparency, in the best interests of the Company, and in accordance with best corporate governance practices.

2.     SCOPE

This Policy is applicable to Braskem and all of its Subsidiaries, in Brazil and abroad, and must be followed by all Team Members.

3.     REFERENCES

•         Braskem By-Laws

•         Braskem Code of Conduct

•         PE 1050-00020 - Compliance System Global Policy

•         PE 1050-00021 - Braskem Anti-Corruption Global Policy

•         PE 1030-00001 - Financial Management Policy

•         Internal Rules of the Board of Directors and its Support Committees

4.     DUTIES AND RESPONSIBILITIES

4.1     BOARD OF DIRECTORS

•         Approve Transactions with Related Parties, as provided for in the Company's Bylaws.

•         Approve amendments to this Policy.

4.2     COMPLIANCE COMMITTEE

•         Evaluate, prior to consideration by the Board of Directors, the appropriateness of Transactions with Related Parties, as provided for in the Company's Bylaws, recommending or not that they be carried out.

•         Monitor compliance with the guidelines set forth in this Policy.

4.3     ETHICS COMMITTEE

•         Evaluate, recommending or not to carry out the Transactions with Related Parties that are not under the competence of the Board of Directors, as provided for in the Company's Bylaws.

4.4     REGISTRATION AREAS

•         Forward to Third Parties, upon opening or reviewing their registration, the Related Party Identification Form, as well as ensure that the Form is duly completed.

•         Analyze registration of the Third Party as to whether it falls under the definition of Related Party, and submit the designation of a Related Party, with justification, for confirmation of the Legal Officer of the area that requested the registration.

•         Include and keep up-to-date in the Third Party registration in the Management System (ERP), or equivalent system, its designation as a Related Party, after confirmation by Braskem's Corporate Governance area.

4.5     LEGAL OFFICERS OF BRASKEM AND ITS SUBSIDIARIES

•         Analyze the justification for designating Third Parties as Related Parties and submit analyses for confirmation by Braskem's Corporate Governance area.

•         Evaluate the need to submit the Transactions with Related Parties for approval by the Board of Directors or the Ethics Committee, as the case may be.

•         Review the Justification for the Transaction, PD and any other supporting material on Transactions with Related Parties that must be submitted for approval by the Board of Directors or the Ethics Committee, as the case may be.

4.6     RESPONSIBLE FOR THE CONTROLLERSHIP AREA

•         Annually inform the Corporate Governance area the list of Braskem's direct or indirect Subsidiaries in which it has a stake in the capital stock of its controlling shareholder or of its direct or indirect subsidiaries thereof, or of a Key Person(s) connected to such entities, or the     Investees and entities under shared control of Braskem, as well as the subsidiaries of such entities.

4.7     COMPLIANCE AREA

•         Keep Related Party information updated in the process of Due Diligence, according to the list to be provided by the Corporate Governance area.

•         Inform the Corporate Governance area of any possible new Related Party identified in Due Diligence analyses.

4.8     CORPORATE GOVERNANCE AREA

•         Prepare and revise, when necessary, the Related Party Identification Form.

•         Annually submit the Related Party Identification Form to the controlling shareholder(s), the shareholder(s) that have significant influence over the Company, the Key People at Braskem and its Subsidiaries, as well as ensure that the Form is duly completed.

•         Analyze the information provided under the previous item, identifying the Related Parties, with justification for such.

•         Review the analyses performed by the Legal Officers or by the Compliance area, confirming or not confirming that the Third Parties are considered Related Parties.

•         Semiannually evaluate, by sampling, Third Party registrations in order to verify correct classification, informing to the Compliance area of discrepancies found.

•         Create and keep up-to-date a list of Related Parties and make it available in  Company's system.

5.     POLICY

5.1     DEFINITION OF BRASKEM RELATED PARTIES

A Related Party is any natural or legal person falling in one of the situations below:

•         Holds common shares and exercises control or Material Influence over Braskem;

•         In relation to the controlling shareholder of Braskem, its direct or indirect controlled entities, entities where it holds shared control and its Investees, as well as the respective controlled entities of such entities;

•         In relation to a shareholder that has Material Influence over Braskem, its direct and indirect controlled entities and entities where it holds shared control, as well as the respective controlled entities of these entities;

•         In relation to Braskem itself, its direct or indirect Controlled entities in which there is participationin the capital stock of its controlling shareholder or of its direct or indirect controlled entities, or of related Key Person(s) to such entities, or the Investees and entities under shared control of Braskem, as well as the controlled entities of such entities;

•         Is a Key Person, or a Close Relative of a Key Person, of Braskem or its controlling shareholder;

•         Is a a controlled entity (either jointly or individually) of any person mentioned in the immediately preceding item; or

•         Is an entity in which a Braskem Administrator, or his or her Close Relative owns a shareholding (if a private company), or a shareholding equal to or greater than 20% (if a publicly-held company), or entity in which such Administrator or his or her Close Relative holds an Administrator position.

5.2     NEGOTIATION OF TRANSACTIONS WITH RELATED PARTIES

Transactions with Related Parties may constitute a transfer of resources, provision of services, purchase or sale of goods, assumption of obligations, free of charge and shall be negotiated in an independent and transparent manner, under market conditions, in order to ensure the interests of the Company.

The Company will establish the due processes to ensure that corporate restructuring transactions involving Related Parties ensure fair treatment for all shareholders.

5.3     APPROVAL OF TRANSACTIONS WITH RELATED PARTIES

Assessment and approval of Transactions with Related Parties are the responsibility of the Board of Directors or the Ethics Committee, in accordance with the duties and responsibilities described under item 4 of this Policy.

Any Transaction with Related Parties must be proposed by means of a report prepared by the requesting area, where the main conditions and characteristics of the Transaction must be specified, such as: the contracting model, prices, deadlines, guarantees, subcontracting conditions, rights and obligations created under the Transaction, including any non-compete and exclusivity clauses, risk factors involved, purpose and potential benefits of the Transaction and a description of the market alternatives for the Transactions with Related Parties considered, with a justification for choosing the Related Party ("Transaction Justification").

If necessary, governance bodies responsible for approving Transactions with Related Party may request an independent report (prepared by first-tier investment banks, law firms, accounting firms etc., as applicable), in order to clarify any questions and/or support in the decision-making process on Transactions with Related Parties.

For approval of a Transaction with Related Parties, the conditions of the Transaction must be commutative and market-based and the terms of the Transaction Justification must be appropriate.

Under no circumstances may a Transaction with Related Parties occur prior to conclusion of the review and approval of such Transaction by the relevant governance bodies of Braskem.

5.4     PROHIBITIONS

Transactions with Related Parties are prohibited when:

•         any provisions under this Policy are violated;

•         are approved but not in compliance with applicable legislation or Braskem's Bylaws; and

•         constitute loans granted in favor of the controlling shareholder of the Company and its Related Parties.

5.5     DISCLOSURE OF TRANSACTIONS WITH RELATED PARTIES

For the purposes of disclosure of the Financial Statements and information contained in the Reference Form filed with the CVM, the Company shall use the concepts and regulations of Related Parties in accordance with applicable legislation and regulations.

In any disclosures required by law, Braskem shall provide sufficient detail to identify the Related Parties and the subject matter of the Transaction in order to enable Company shareholders to monitor and evaluate management activities related to such transactions.

6.     Miscellaneous

Team Members are responsible for knowing and understanding all applicable Guidance Documentation. Likewise, Leaders are responsible for ensuring that all Team Members understand and comply with the applicable Guidance Documentation of the Company.

Team Members who have questions or concerns about this Policy, including the scope, terms or obligations of this document, should contact their Leader or the Corporate Governance area.

Should any Team Member or Third Party be aware of a potential violation of this Policy, the Team Member or Third Party should immediately report the possible violation through the Channel Ethics Channel.

Violations of any of the Company's Guidance Documents may result in serious consequences for Braskem and the Team Members involved. Therefore, failure to comply with this Policy or failure to report a violation may result in disciplinary action for any involved.

Board of Directors of Braskem

DEFINITIONS

Below are the definitions of capitalized terms used in this Policy:

"Affiliate": is the entity over which the investor has, directly or by other controlled companies, Material Influence.

"Board of Directors" or "Board": Board of Directors of Braskem S.A.

"Braskem" or "Company": Braskem S.A. and all of its Subsidiaries in Brazil and abroad.

"Close Relative(s)": Any spouse, partner, parent, grandparent, sibling, child, niece, nephew, aunt, uncle, or cousin, whether through blood or marriage; including those of the individual’s spouse and/or partner; and any other individual that shares the same household with the individual.

"Compliance Committee": is a committee that supports the Board of Directors on issues related to Braskem's commitment to act ethically, in a full and transparent manner, in accordance with best global practices, standards, regulations and laws in compliance with the guidelines set forth in the Company's policies regarding compliance, including compliance, anti-corruption, risk management, and code of conduct.

"Controlled Comapnies" or “Controlled Entities” or “Subsidiaries”: companies in which Braskem, either directly or through other controlled companies, holds rights that assure it, on a permanent basis, prevalence in corporate deliberations and the power to elect the majority of managers or directors.

"Directors": members of the Board of Directors and of the statutory executive board.

"Ethics Committee": is a committee to support the Compliance Committee of the Board of Directors of Braskem S.A. in the application of compliance rules at Braskem, as well as in matters involving violations of the commitment to act with ethics , integrity and transparency in the Company's business.

"Key Person(s)": any individual who, directly or indirectly, has authority and responsibility for planning, directing and controlling Braskem’s activities, such as administrators with managing powers, officers, whether or not they are identified in the bylaws, and members of the Board of Directors.

"Material Influence": the power to participate in the financial and operational decisions of an entity, but which does not necessarily constitute control over such decisions. Material Influence can be obtained by means of a corporate stake, bylaws provisions, or shareholders’ agreement.

"PD" or "Proposal for Deliberation": a formal document that can be used to submit any matters for deliberation of a nature and/or complexity which is recommended, to the Board of Directors, as defined in Annex I of the Internal Regulations of the Board of Directors, in addition to being prepared with the necessary depth for proper evaluation of the matter by the Board.

"Related Party Identification Form": a formal Braskem document to be filled in with relevant information by Third Parties, Key Persons, controlling shareholder(s) and shareholder(s) with Material Influence over the Company to assist in the identification of Related Parties.

"Requesting Area": the area that requests or intends to engage in a Transactions with Related Parties.

"Team Member(s)": Braskem’s employees at all levels, including officers, board members, directors, interns and apprentices (as applicable by geographical location).

"Third Party" or “Third Parties”: Any person, whether a legal entity or individual, who acts in the name, in the interest or for the benefit of Braskem, and provides services, supplies or other goods, as well as business partners who render services to Braskem directly related to obtaining, retaining or conducting Braskem’s affairs, including, without limitation, any distributors, agents, brokers, forwarders, intermediaries, supply chain partners, consultants, dealers, resellers, representatives, joint venture parties, contractors, and other professional service providers.

"Transaction Justification": has the meaning defined in item 5.3 of this document.

"Transactions with Related Party(ies)" or "Transaction": Any transaction between the Company and its Subsidiaries on the one hand and, on the other, the Related Parties of Braskem.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.